GEOSHIP

The New Paradigm in Affordable Sustainable Homes and Communities


GEOSHIP
LIVE
OUTSIDE
THE BOX

geoship.is Grass Valley, CA

Technology | Retail | B2C | VC-Backed | Energy

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Founder has started a previous company funded with $2M+

1. Revolutionary Tech: Built the world's first ceramic geodesic home, material science breakthrough.
2. World-Class Team: Engineering leadership from Tesla and SpaceX join purpose-driven entrepreneurs.
3. Product-Market Fit: $95M sales pipeline - over 600 domes reserved with deposits in just two months.
4. $3.6m Raised In This Round: From several notable Angel investors and impact funds.
5. Enormous Market: Reshaping a $2.5T US housing market with deep impact across many categories.

6 Rapidly Growing Community: On a mission to build a more beautiful world.

7 World-Class Production Facility: Ready to scale!

Featured Investors



Eli Call
Syndicate Lead

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Invested $888,888

Real estate investor, startup investor, and visionary leader at Breakthrough Energy Technologies. Has owned over 700-800 rental homes, enabling affordable housing for over 7,000 families.

"I invested in Geoship because it solves the biggest problems I've faced in real estate over the past 20 years with the 700-800 rental homes I have owned. Affordability is crucial, and Geoship homes cost just 55-60% of conventional homes, making home ownership accessible to a broader demographic. The simplicity and elegance of Geoship's design keep material costs surprisingly low, a refreshing change in the industry. The modular triangle panels are genius, allowing for quick assembly without the need for large construction crews and all the hassles that come with them. These homes are also fireproof, windproof, mold-proof, and toxin-free—are you kidding me? That's a dream come true compared to the toxic, burnable, and mold-prone materials we get from stores like Home Depot. The domes are not just structures; they are works of art. If you haven't been inside a Geoship home yet, DO IT. The feel inside is incredible—after sleeping in the prototype, I never want to live in a rectilinear home again. The passionate and skilled team behind Geoship, with their burning desire to change the housing industry, solidified my decision to invest. After thorough due diligence, it was a no-brainer to invest in Geoship."



Bode Miller

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Father, Husband, Learner, and Teacher. Winner of six Olympic Alpine skiing medals.

"I was raised off the grid, in the solitary nature of the woods. So much of who I am today is the direct result of my upbringing. Now as the father of eight, I want my kids to have similar experiences. In 2019 Morgan and I chose to move our family to Montana. Many have expressed a desire to do the same with their own families. Unfortunately for many, this lifestyle is out of reach due to the recent rapid rise in housing

lifestyle is out of reach due to the recent rapid rise in housing prices. Perhaps it is time to start thinking outside of the box to make mountain living more accessible to families. I'm excited to partner with Geoship to address the climate-housing challenge in a way that will help people live closer to nature and community — starting in mountain towns."



Matt Richards Follow

Strategic investor and former President and COO of Maker DAO. Matt Richards is building Tierramor, an institute for deliberate transformation and awakening, and a permaculture/agroforestry research center on 800 acres in Nosara, Costa Rica.

"The more I learned about the concept, the more I fell in love with it. In terms of forward-thinking, regenerative technology, there is nothing else like it. It's absolutely phenomenal, and I am incredibly excited to live in a Geoship Dome and be part of a future Geoship Community. Not only do they excel in terms of resiliency, but they are also very beautiful. I had the opportunity to step into the prototype in Nevada City, and the experience was indescribable. The sensation inside the dome was unlike anything I've ever felt in a structure. It made me want to close my eyes and start meditating. After experiencing the dome in person, I decided to become a strategic investor. I see Geoship playing a major role in creating the physical infrastructure for future communities, starting with my 880-acre Regenerative Retreat Center, Tierramor"

Our Team



Morgan Bierschenk CVO / Founder

Morgan is a purpose-driven entrepreneur. After a short and sweet engineering career at Intel Corp, he spent a decade traveling and sailing around the world, then founded Geoship to build the future of home.



Micha Mikailian CEO

Micha is an 8x founder/CEO with multiple successful ventures & experience scaling teams from 0 to over 200 members and $80M in annual revenue.



Craig Derian CTO

Craig led Vehicle Dynamics Engineering at Tesla (2012-2018), delivering the first 10 Model-Ss and prototyping the Model 3. He then became VP of Engineering at another housing startup, delivering homes 1-30 with CA Factory-

Built Housing Certification.



Bas Kools Creative re-Director / Founder

Bas is a Product Designer with an MA from the RCA and 15+ years of experience supporting collaborative innovation in the EU and the US. Fascinated by people's behavior, he designs tools for learning and teaches creative process development.



Dolly Singh Head of Talent

Dolly was the Head of Talent at SpaceX, where she worked directly with Elon Musk to scale that company from 200 to 5,000 employees.



Andrew James Head of Manufacturing

Andrew is a pragmatic first-principles engineering leader. At Tesla, he led the rapid technical deployment of the automation-free Model 3 General Assembly Line 4, reporting to the President.



Dr. Ali Ozer Principal Material Scientist

Dr. Ali Ozer is a ceramic material scientist, professor, and research associate with a PhD in Material Science, and has over 10 years of experience working with Prof. Trudy Kriven, a global expert and US Army advisor in structural geopolymer materials.



Sarah Hardwick Head of Crowdfunding

Sarah is a crowdfunding expert and 20+ year entrepreneur. As the CEO of Zenzi Communications and former CMO at Aptera Motors, she brings extensive experience in driving successful campaigns and leading marketing initiatives.



Lauren Russo Head of Marketing

Seasoned marketing leader with experience introducing transformative technologies in various industries, including AI-driven advertising at Google, and driving early adoption in the metaverse, VR, and creator economy sectors at startups.



Neil Decker Natural Builder

Neil is an expert in natural building techniques and designed the first round hempcrete house in the US. With 15 years of experience, he has taught natural dome building worldwide.



Matt Wolf Head of Supply Chain



Matt blends supply chain techniques from automotive manufacturing to factory-built housing and ceramic tile manufacturing. With over 2 decades of expertise, he has led initiatives in global sourcing, lean manufacturing, and digital transformation.



Kyle Sears Senior Product Engineer

Kyle holds a BASc in Mechanical Engineering from the University of British Columbia and has over 6 years of R&D experience across multiple industries, including a tenure at Elon Musk's The Boring Company.

Geoship - Building the Future of Home

Dear Reader,

Our journey to the future of home is underway! Housing costs too much, homes are built with unhealthy materials, and they fall short of supporting the life you envision. The disconnect between what's available and what we need is painfully clear.

Geoship was founded to shift this paradigm by re-engineering home from first principles. To us, the bioceramic dome is more than a home—it's a tool to break free from the dominant structures and build the future you imagine.

This year marks a pivotal moment. We've recruited a team of high-achieving product engineers, company builders, and material scientists. Now, we're launching our pilot factory and developing our go-to-market product—a 2-bedroom, 2-bath bioceramic geodesic home.

With your investment, we will bridge the market chasm, deliver complete homes, and catalyze a global shift toward a new way of living.

Join us in building the regenerative future, one circular home at a time.

The Geoship Crew

Build a Thriving World
Live in the Round

GEOSHIP

Imagine a future with an abundance of healthy, natural homes, where people wake up each morning with a sense of purpose, feeling connected to their community, and living in partnership with the Earth.



"These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

Forbes

"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

FAST COMPANY

"The domes are built from bioceramic — a sturdy, recyclable material that offsets CO2."

dwell

PROBLEM/SOLUTION

Five Critical Problems

We Must Solve

Housing is an essential element of human life, yet buying a home has become unaffordable for over 75% of American households! Affordability is not the only problem, housing is also unsustainable, and extreme weather events are devastating communities. Additionally, conventional homes are plagued with toxic materials and mold, often leading to chronic health issues.

Five Critical Problems	One Integral Solution
	
Affordable	
>75% of Americans cannot afford to buy a home.	We cut housing costs by over 50% (at scale).
Scalable	
The US is short over 4 million homes and can't build fast enough.	We produce and install homes 10x faster.
Sustainable	
27% of global carbon emissions come from housing.	We cut carbon emissions by 85% and waste by 99%.
Resilient	
Extreme weather events are devastating communities.	We resist fires, floods, hurricanes, and earthquakes.
Healthy	
Common construction materials include over 800 toxic chemicals.	We use healthy natural materials and design for whole person healing.

PRODUCT

Bioceramic Domes
Healthy Natural Homes


00:56

The New Paradigm
Regenerative Living

Geoship design prioritizes holistic wellness. Our modern geodesic homes are sanctuaries, encouraging equilibrium with a sense of peace and well-being. With soaring ceilings, abundant natural light, and spacious floor plans, the Geoship Bioceramic Dome supports living in harmony with the Earth.


Open Floor Plans
High Ceilings
Energy Efficiency
Quality Appliances
Ample Storage Space
Outdoor Space
Abundant Natural Light
Home Office Space
Central Air Conditioning
Laundry Room
High Performance Insulation
Modular Construction
Passive Solar
Natural Materials


Earthing Floors
Biomimetic Design

Two Domes
Many Constellations

You design your geodesic home with all the fixtures and finishes, and we'll take care of the rest. Our goal is to complete production and installation in under 45 days. Geoship enters the market with geodesic domes in two sizes. We meet the demand for tiny homes, small homes, large homes, communities, creative studios, home offices, and almost any space you can imagine.


Many Constellations
Studios
Family homes
Communities
Regenerative Communities


Single Family Homes

Move-In Ready

Live In The Round

Geoship offers fully equipped housing solutions, starting with the two-bedroom, two-bath “Amma” in Northern California. The price below includes everything—kitchens, bathrooms, electrical, plumbing, HVAC, engineering, and permitting—ensuring a seamless experience from start to finish. Delivery, installation, and land are additional costs that will vary by location.

Meet Amma

Base Price: $169,000
Deliveries Starting in 2025


Reconnect with Mother Earth





Fully Equipped Housing Solution

Images show options that may not be included in the base price.

Includes:

- Climate Resilient Exterior Shell
- Floors, Second story, Walls & Staircase
- Front & Back Doors Custom Window Layouts
- Integrated Mechanical, Electrical & Plumbing
- Finished Bathrooms & Kitchen
- Countertops, Cabinets & Appliances

TECHNOLOGY

Material Revolution
Ceramic Composites

Geoship technology is powered by a new family of materials known as chemically bonded ceramics, or bioceramics. Our proprietary formulations are 3-4x stronger than concrete, have a lower carbon footprint, cure rapidly at room temperature, and form molecular bonds with natural materials. This novel combination of properties enables us to rapidly produce highly efficient forms like the geodesic dome.

Introducing GeoRok

Geoship's proprietary bioceramic composite with revolutionary properties.


GeoRok
Concrete

Compressive Strength	>13,000 psi	4,000 psi
Flexural Strength	>4,000 psi	600 psi
Bond Strength	>5,000 psi	150 psi
Water Absorption	<2 %	5 – 20 %
Demolding Time	15 minutes	24 - 48 hours

First Principles Engineering: Optimize The Fundamentals

Geoship homes are engineered from first principles, combining the most efficient materials, geometry, and manufacturing methods. By fusing 21st-century ceramic materials with the world's most efficient structure and intelligent manufacturing, we're creating a new era of homes as integrated products. Optimizing from the ground up, we elevate customer expectations and unlock the world's largest market.

Bioceramic Material

It starts with materials. Our proprietary bioceramic composites replace nearly all conventional building materials, setting the stage for something groundbreaking.



+

Geodesic Geometry

We shape bioceramics into the ultimate form—the geodesic dome—praised as the world's strongest, lightest, and most efficient structure.



+

Intelligent Production

Then we apply intelligent production. Precision-engineered ceramic components, assembled on-site like LEGO bricks, make construction both efficient and reliable.



=

Radically Affordable

Sustainable Homes

By optimizing the materials, geometry, and manufacturing, we unlock the 21st century peoples' home. Affordable, sustainable, resilient, and healthy homes for everybody.



Homes as Integrated Products: Unlocking Quality and Speed

Healthy industries get better, faster, and more affordable over time. But housing has gone in the opposite direction. Homes cost more, take longer to build, and are often lower in quality because they're still constructed by hand from disparate parts.

By engineering the home as a product, Geoship lowers costs, cuts waste, and delivers higher-quality homes faster. We simplify construction with one primary material, interface directly with homebuyers, and vertically integrate across the supply chain.

We believe the ceramic geodesic dome will become the **go-to home for all people in all climates** around the world.

Integrated Product	Assembly Of Parts
Ceramic Geodesic Homes	Wood Box Homes





93% Fewer Parts

1,219	~17,000

1/2 The Material Cost*

$51k	$103k
1/3 The Labor Cost*	
$28k	$85k
99% Less Waste*	
~50 lbs	~8000 lbs
10x Faster Build*	
~3 weeks	~36 weeks

Vertically Integrated Construction


Conventional Homebuilding
Raw Materials
Manuf-acturers
Distri-butors
Dealers/ Retailers
General Contractor
Sub Contractors
Home Owners
Geoship Homebuilding
Raw Minerals
Geoship
Dome Owners

*Based on a 1,660 SF Geoship home (at scale) compared to a cheap, conventional wood box home of equal size. Comparison excludes costs related to land and earthwork.

COMPETITIVE ADVANTAGE

Affordable Homes
Better In Every Category

Geoship addresses all five critical housing challenges by mass-

producing affordable, sustainable, healthy, and climate-resilient homes. This gives the company a significant advantage over competitors who only address one or two issues. But we don't stop there—Geoship further raises the bar by introducing a new paradigm in regenerative community architecture, striving for a net-positive impact in every category.

Geoship offers a solution across every category.

		kōn	cover	BOXABL	Mighty Buildings	ZENNIHOME
Sustainable 85% Less CO2	✓	✗	✗	✗	✗	✗
Healthy Non-Toxic	✓	✗	✗	✗	✗	✗
Scalable 10x Faster Build	✓	✗	✓	✓	✓	✓
Resilient Hurricane / Fire	✓	✓	✗	✗	✓	✗
Affordable 50% Lower Cost	✓	✗	✗	✓	✗	✓
Price SqFt California	$147 at launch $111 at scale	$325	$550	$205	$369	$273

*Comparison of a base unit, including installation. (Comparison excludes costs related to land, earthwork, and optional upgrades.)

TRACTION

Product-Market Fit
$95M in Reservations

We've secured over 600 reservations with deposits, representing

a $95M sales pipeline. This is based on reservations with deposits and forecasted order prices from customer survey data. Our substantial subscriber list and strong social media presence highlight the shared excitement for Geoship's vision.


TIERRAMOR

"The more I learned about the concept, the more I fell in love with it. In terms of forward-thinking, regenerative technology, there is nothing else like it. It's absolutely phenomenal, and I am incredibly excited to live in a Geoship Dome and be part of a future Geoship Community. Not only do they excel in terms of resiliency, but they are also very beautiful. I had the opportunity to step into the prototype in Nevada City, and the experience was indescribable. The sensation inside the dome was unlike anything I've ever felt in a structure. It made me want to close my eyes and start meditating. After experiencing the dome in person, I decided to become a strategic investor. I see Geoship playing a major role in creating the physical infrastructure for future communities, starting with my 880-acre Regenerative Retreat Center, Tierra Amor."

Matt Richards, Founder Tierra Amor

Built the World's First Ceramic Geodesic Dome

Dome

Following our first community round, we entered a rapid prototyping phase, setting up our own lab and gathering used equipment—including a CNC machine—so we could handle everything in-house. This allowed us to rapidly iterate and learn, creating and testing over 5,000 samples and refining our manufacturing processes. We molded hundreds of ceramic parts and built what we believe is the world's first ceramic composite geodesic dome. Our proprietary innovations create a new category of housing with the potential for hundreds of trade secrets and patents.

Prototype Design & Build







Top-Tier Engineering Leadership Team

Our engineering and manufacturing leadership from Tesla, Apple, and SpaceX know what it takes to transform trillion-

dollar industries from first principles. Now, they're bringing this transformative power to Geoship—to create a new category of housing, exceed customer expectations, and ignite a regenerative homebuilding revolution.



TESLA
Craig Derian - CTO
Led Vehicle Dynamics at Tesla (2012-2018), then led engineering of 30 factory-built homes at Cover.
SPACEX
Dolly Singh - Head of Talent
Led talent acquisition at SpaceX. Working directly with Elon Musk to scale from 200 to 5,000 employees.
TESLA
Andrew James - Head of Mfg
Technical lead for deployment of Tesla's Model 3 General Assembly Line 4, reporting to the president.
Dr. Ali Özer - Principle Scientist
Over 50 publications and 10 years of experience developing novel geopolymer structural materials.
THE BORING COMPANY
Kyle Sears - Product Engineer
Rapid prototyping engineer spanning multiple industries, including a tenure at The Boring Company.

MARKET

Catalyze a **Global** Cultural **Movement**

In a world where old systems are breaking down, Geoship is more than a home. It's a tool for planetary transformation. Our product defies convention and catalyzes a global shift in how we relate to ourselves, one another, and the Earth.

Geoship is not a niche offering for a small fringe segment. Over 25% of the US population are cultural creatives—deeply concerned about the environment and devoted to social change. For this visionary community of artists, entrepreneurs, activists, and change-makers, living outside the box feels like the natural choice.

Cultural Creatives

More than **25%** of Adults in the US identify as Cultural Creative.



Community Oriented



Nature Loving



Self Sufficient



Entrepreneurial



Health Conscious

Reshape the $2.5T US Housing Market

Scale Impact Globally

Housing is one of the largest and most outdated sectors in the world. Geoship creates a new market for non-rectilinear housing, offering massive growth potential. We believe round homes will follow the same path as blue jeans, personal computers, and electric vehicles - niche products that become mainstream after one or two generations.


Housing Market (US only)
$2.53 TRILLION
Total Market
$2.53T x 80% x 25%


$506B
Serviceable Market
Single Family Homes
for Cultural Creatives

Blue Ocean Strategy

Pricing Millions of People Back into the Market

Through low cost and high differentiation, Geoship attracts millions of new homebuyers into the market. Surveys show that 30 million US adults planned to buy a home last year, but only 23% were successful. The average budget was $275k, well below the average home cost of $428k. By offering healthy, sustainable, resilient homes for under $300k out the gate and under $200k at scale, Geoship unlocks a staggering $11T market in the US alone.


$11.14 Trillion
Potential Untapped Market
75%
Of American households cannot afford to buy a home.
23%
Of homebuyers who planned to buy a home were successful.
$428,600
Average Home Cost
$275,000
Average Home Budget

GO TO MARKET

Starting With Next Generation Homes In Northern California

We enter the market in Northern California, serving cultural creatives who want to build homesteads, communities, or retreat centers closer to nature and community.


2025
2026
2027
2028
2029
Q1 | Q2 | Q3 | Q4
Launch Pilot Factory
Deliver In N. California
Deliver Retreat Centers
Launch Volume Factory #1
Expand Product Offering
National Expansion
Deliver Regen Communities
International Expansion

The graphics above contain forward-looking projections that are subject to change and not guaranteed.

VISION

Regenerative Communities
The Future of Housing

Today's housing developments become relics of the 20th century. We invite you to join us in building regenerative villages that redefine how we live, work, and connect. Through regenerative architecture, we leverage technology to deepen our connection to the Earth while leaving a cultural and aesthetic legacy for future generations. Imagine a world where humanity thrives and our built environment reflects our highest aspirations.







Purpose-Driven Cooperative

Build a Better World

Geoship progressively decentralizes into a Multi-Stakeholder Cooperative governed by a Perpetual Purpose Trust—the gold standard for steward ownership in the U.S. After going public, Geoship will gradually transition to a multi-stakeholder cooperative. This structure enables rapid, decentralized growth while ensuring Geoship stays true to its mission, which is inspired by Buckminster Fuller himself:


"Our challenge is to make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone."
Buckminster Fuller



Our Earthshot: Make the Best Home the Most Affordable Home

Our vision drives a simple yet ambitious Earthshot: to make the best home on Earth the most affordable home on Earth. Together, let's make healthy natural homes accessible to everyone.



FINANCIAL FORECAST

Launch a 21st Century Giant: Transform Housing

While automotive startups require billions in capital to reach profitability, we aim to achieve profitable unit economics within our first few domes. Geoship technology enables gross margins of over 50% on a $300k product (dome home with optional upgrades and installation). With a relatively small capital expenditure of $30-50 million, we launch a factory capable of producing thousands of homes annually. We break ground on our first high-volume factory in 2026, and scale to 3,000 homes

per year by 2029. From 2030 to 2040, we scale production at a rate approximately equal to Tesla Motors and reach one million homes per year by 2040. This growth enables Geoship to expand into various forms beyond the geodesic dome and reshape the world's largest asset class. We plan to do a public offering, providing early investors with an opportunity to exit.



Forecasted Growth
(2025-2037)
~3% of the Total US Market
Revenue (\$M)
Profit (\$M)
Revenue and Profit (\$M)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
0
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037

The graphics above contain forward-looking projections that are subject to change and not guaranteed.

USE OF FUNDS

Deliver Homes
Achieve Unit Profitability

Geoship is on track to demonstrate profitability with low capital expenditure. We've invested in building a world-class team and establishing a pilot factory to deliver fully equipped homes. By Q2 2025, we expect to receive the certificate of occupancy for our go-to-market product—the 2-bedroom, 2-bath geodesic home—and begin pilot production (~100 homes/yr).

In the last six months, we've onboarded all key team members, secured a pilot facility, and purchased capital equipment. With this round of funding, we'll prove unit economics, validate

production processes, deliver homes to paying customers, and scale our sales pipeline to over $1B. In 2025, we plan to raise a Series-A to begin volume production (~3,000 homes/yr).


36%
Pilot Production
4%
Software
4%
Legal/IP
6.5%
Wefunder Fee
6%
Regulatory/Testing
6%
Marketing
13.5%
Buffer
24%
Product Development

JOIN US

Let's Build
The Future of Home

Join 3,000 purpose-aligned co-owners on a mission to build a more beautiful world. Our transformative solution to the climate and housing crisis offers the investment opportunity of a lifetime. Together, let's build homes that serve human communities and the Earth, generating positive impact across every category.

SOURCES

5 Critical Challenges:

- *International Living Future Institute. "The Red List.", NerdWallet. "2024 Home Buyer Report.", Architecture 2030. "Why The Built Environment?" , Zillow. "The U.S. is now short 4.5 million homes as the housing deficit grows.", Associated Builders and Contractors. "ABC: 2024 Construction Workforce Shortage Tops Half a Million.", Yale Climate Connections. "U.S. billion-dollar weather disasters set an all-time record in 2023, with 28."*

Our Solution:

- **Tunely Engineering. "Embodied Carbon Assessment for Geoship."**

Market:

- **"Cultural Creatives Are Changing the World" (HuffPost)**, Mordor Intelligence Report on the US Residential Real Estate Market (**Mordor Intelligence**), Builder Magazine reports that 80% of Americans prefer to live in single-family homes, while only 8% prefer apartment or condo living (**Builder Online**), "2024 Home Buyer Report," ***(NerdWallet)*** , "A Reality Check for the American Dream: Who Can Afford a Home Right Now?" (Realtor.com), "Homeownership Data Report," *(IPX1031),* "Top 20 Sustainable Home Trends 2024" **(SlideShare)** , "20 Home Building Trends For 2024: Key Insights For Homeowners **(SynergyHome)**